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                                                Commission File Number 001-31914

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  April 2, 2004


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                      China Life Insurance Company Limited
                 (Translation of registrant's name into English)


                                16 Chaowai Avenue
                                Chaoyang District
                              Beijing 100020, China
                             Tel: (86-10) 8565-9999
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                           Form 20-F   X     Form 40-F
                                     -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes          No   X
                                   -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

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                                                Commission File Number 001-31914

On April 2, 2004, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.



                              EXHIBIT LIST
                              ------------

Exhibit     Description

99.1        Statement, dated April 1, 2004.

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                                                Commission File Number 001-31914

                                   SIGNATURES
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     China Life Insurance Company Limited
                              --------------------------------------------------
                                                   (Registrant)


                        By:                     /s/ Miao Fuchun
                             ---------------------------------------------------
                                                   (Signature)

                        Name:  Miao Fuchun
Date: April 2, 2004     Title: Director and Vice President


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                                                                    EXHIBIT 99.1


                      China Life Insurance Company Limited
                          [Company name in Chinese]
 (A joint stock limited company incorporated in the People's Republic of
                         China with limited liability)
                               (Stock Code : 2628)

                                  ANNOUNCEMENT

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     This announcement  relates to certain media reports which allege that an informal inquiry has been made by the U.S. Securities and Exchange Commission on China Life Insurance Company Limited (the "Company").
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We have been aware of certain media reports which allege that the U.S.
Securities and Exchange Commission has started an informal inquiry (the "Inquiry") on the Company. To the best knowledge of the Company, it has not received any notice from the U.S. Securities and Exchange Commission in relation to the Inquiry. The Company will cooperate fully with any inquiry made by the applicable regulators in Hong Kong and the United States of America. The Company will make further announcements as necessary when additional information becomes available.

The board of directors of the Company (the "Board") confirms that save as disclosed above, there are no other matters which are discloseable under Rule
13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

In the meantime, shareholders and potential investors of the Company should exercise caution when dealing in the shares in the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

                                      By Order of the Board of
                                      China Life Insurance Company Limited

                                      Heng Kwoo Seng
                                      Company Secretary


The Board comprises of:

Wang Xianzhang (Executive director)
Miao Fuchun (Executive director)
Wu Yan (Non-executive director)
Long Yongtu (Independent non-executive director)
Chau Tak Hay (Independent non-executive director)

Hong Kong, April 1, 2004